FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 29, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS RECORD RESULTS FOR 2007 FULL YEAR PERIOD

 — Revenues increased 52.0% to $6.7 billion —

— Operating income increased 92.59% to $1.4 billion —

— Net income increased 51.4% to $913.1 million, or $2.19 per ADR /diluted share —

Moscow, Russia – May 29, 2008 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the full year ended December 31, 2007.

US$ thousand	FY 2007	FY 2006	Change Y-on-Y
Revenues	6,683,842	4,397,811	52.0%
Net operating income	1,397,593	725,698	92.6%
Net operating margin	20.9%	16.5%	—
Net income	913,050	603,249	51.4%
EBITDA *	1,658,661	1,068,258	55.3%
EBITDA margin	24.8%	24.3%	—

* See Attachment A.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the full year results: “We achieved record financial results for the second consecutive year and benefited from our balanced business model, combining mining and steel assets.  Based on our strategy of developing our base of raw materials and increasing market share of high value added products, we ramped up production volumes and improved our financial performance, nearly doubling operating income for the year.  Mechel’s strong performance was also due to synergistic acquisitions that supported our production capability and created a foundation for future growth.”

Consolidated Results

Net revenue in 2007 rose by 52.0% to $6.7 billion from $4.4 billion in 2006.  Operating income rose 92.6% to $1.4 billion, or 20.9% of net revenue in 2007, compared to operating income of $725.7 million, or 16.5% of net revenue in 2006.

For 2007, Mechel reported consolidated net income of $913.1 million, or $2.19 per ADR / diluted share, an increase of 51.4% over consolidated net income of $603.2 million, or $1.48 per ADR / diluted share, in 2006.

Consolidated EBITDA rose 55.3% to $1.7 billion in 2007, compared to $1.1 billion in the year ago period, reflecting the positive impact of favorable market conditions, new assets acquisitions, entering into more effective market segments and a structured expense management approach.

Mining Segment Results(1)

US$ thousand	FY 2007	FY 2006	Change Y-on-Y
Revenues from external customers	1,844,759	1,305,554	41.3%
Intersegment sales	712,237	376,968	88.9%
Operating income	886,698	319,048	177.9%
Net income	591,943	195,504	202.8%
EBITDA	995,660	404,666	146.0%
EBITDA margin(2)	38.9%	24.1%	—

(1) -  Results of 2006 are recalculated to reflect separate reporting for the power segment.

(2) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	FY 2007, thousand tonnes	FY 2007 vs. FY 2006
Coal	21,195	25%
Coking coal	10,419	7%
Steam coal	10,775	47%
Iron ore concentrate	4,963	0
Nickel	17.14	19%

Mining segment revenue for 2007 totaled $1.8 billion, or 28% of consolidated net revenue, an increase of 41.3% over segment revenue of $1.3 billion, or 30% of consolidated net revenue in the 2006.  The increase in revenue reflects production growth at our principal coal producer Southern Kuzbass, production growth at Yakutugol, and the acquisition of the remaining assets of Yakutugol, the largest Russian coking coal producer.  These factors resulted in strengthened market position and increased sales of mining products to third parties for the year.

Operating income in the mining segment in 2007 increased by 177.9% to $886.7 million, or 34.7% of total segment sales , compared to operating income of $319.0 million, or 19.0% of total segment sales a year ago. EBITDA in the mining segment in 2007 increased by 146.0% to $995.7 million compared to EBITDA of $404.7 million in 2006.  The EBITDA margin of the mining segment was 38.9% for the 2007 full year period, versus 24.1% in 2006.

Igor Zyuzin commented on the mining segment operating results: “Mechel’s mining segment experienced a breakthrough year in 2007.  As demand and the pricing environment continued to improve significantly, Mechel increased production, successfully raising coal production by 25% and nickel production by 19%.  With the acquisition of strategic assets, such as Yakutugol and Elgaugol, we have strengthened Mechel as global company with significant growth potential.  As a result of favorable pricing and increased production, net income for 2007 increased 3 times compared to 2006. Profitability in the mining segment was also positively affected by cost control efforts and successful execution of the technical upgrade program for segment’s mining plants technical upgrade program.  As a part of the program, new highly productive extractive equipment is being commissioned at our facilities on a regular basis.  Looking forward, favorable pricing at the end of last year has continued to improve in 2008. We intend to capitalize on the current market environment by increasing sales, controlling expenses and operating in the most attractive and promising markets.”

Steel Segment Results(3)

US$ thousand	FY 2007	FY 2006	Change Y-on-Y
Revenues from external customers	4,335,768	3,042,793	42.5%
Intersegment sales	107,432	40,859	162.9%
Operating income	558,174	406,466	37.3%
Net income	394,207	410,142	(3.9)%
EBITDA	733,523	663,244	10.6%
EBITDA margin(4)	16.5%	21.5%	—

(3) -  Results of 2006 are recalculated to reflect separate reporting for the power segment.

(4) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

FY 2007, thousand tonnes	FY 2007, thousand tonnes	FY 2007 vs. FY 2006
Coke	3,886	51%
Pig iron	3,685	1%
Steel	6,090	2%
Rolled products	5,137	9%
Hardware	683	12%

Revenue from Mechel’s steel segment increased by 42.5% in 2007 to $4.3 billion, or 65% of consolidated net revenue, from $3.0 billion, or 69% of consolidated net revenue, in 2006.

Operating income in the steel segment increased by 37.3% to $558.2 million, or 12.6% of total segment sales, compared to operating income of $406.5 million, or 13.2% of total segment sales, in the 2006 full year period.  EBITDA in the steel segment for 2007 increased  by 10.6% to $733.5 million over segment EBITDA of $663.2 million in 2006. The EBITDA margin of the steel segment was 16.5% in 2007 compared to 21.5% in 2006.

Commenting on operating results in the steel segment, Igor Zyuzin said: “Although we successfully executed our plans to increase production capacity, the pricing environment for metallurgical products especially in the second half of the year remained challenging.  With higher transportation costs and steadily growing prices for raw materials, scrap, electric power and gas, our steel products prices were flat to down. Record high nickel prices also affected profitability in Mechel’s steels segment, which is Russia’s largest stainless flat products producer.  In addition, rebar market overstocking led to decreased pricing in the latter half of 2007, which put pressure on our profitability as we have a significant market share for long steel products.  As a primary objective for the steel segment, we are continuing to concentrate on increasing output of high value-added products and achieving earnings growth through modernizing production facilities and controlling costs. Despite the ongoing high materials costs, we continue to see an improving economic environment for our products, which makes us optimistic regarding improved financial performance in the steel segment.”

Power Segment Results(5)

US$ thousand	FY 2007	FY 2006	Change Y-on-Y
Revenues from external customers	503,316	49,463	917.6%
Intersegment sales	95,199	73,859	28.9%
Operating income	12,627	8,649	46.0%
Net income / (loss)	(13,047)	6,066
EBITDA	26,761	9,190	191.2%
EBITDA margin(6)	4.5%	7.5%

(5) -  Results of 2006 were previously reported as part of the mining and steel segments.

(6) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Revenue in Mechel’s power segment from sales to 3rd parties totaled $503.3 million, or 8% of consolidated net revenue, an increase of 917.6% over revenue from sales to the third parties of $49.5 million or 1% of consolidated net revenue in the 2006.

Operating income in the power segment in 2007, was $12.6 million, or 2.1% of total segment revenues, an increase of 46% compared to operating income of $8.6 million, or 7.0% of total segment revenues a year ago.  EBITDA in the power segment in 2007 increased 191.2% totaling $26.8 million, compared to EBITDA of $9.2 million in 2006.  EBITDA margin of the segment was 4.5% in 2007, compared to 7.5% in 2006. Net loss of the power segment was $13.0 million and was primarily the result of interest payments on an intersegment loan that was given to Mechel’s subsidiary called OOO Mechel Energo by other Mechel subsidiaries.

Commenting on the results of the power segment Igor Zyuzin said: “Mechel began to develop its power business in 2007 and the acquisition of the coal-fired Southern Kuzbass Power Plant and Kuzbass Power Sales Company made Mechel one of the main players in the energy market in the Kemerovo region, Russia’s principal coal mining area.  In 2007, Mechel also developed its power segment abroad by acquiring a 49% share of Toplofikatsia Rousse JSC, located in Bulgaria to extend its presence into new steam coal markets.  Our power assets will require significant efforts to modernize the production facilities and integrate them into the Group’s production chain.  The segment’s profitability in 2007 was primarily affected by interest payments of “in-group” loans obtained to make the strategic acquisitions during the year.  Looking forward, we are very optimistic about the prospects for power generating facilities in Russia, where many regions lack energy.  We expect that the forthcoming deregulation of the electricity market will drive the development of the Russian power industry and benefit Mechel.  Based on these factors, we plan to continue developing Mechel’s power segment, which will increase the Group’s stability, decrease costs due to the generation of our own electric energy and build value for the shareholders of the company.”

Recent Highlights

•                  In December 2007, Mechel acquired 49% of the shares of Toplofikatsia Rousse JSC (TPP “Rousse”), located in Rousse, Republic of Bulgaria. The acquisition is part of the development of Mechel’s power segment and is in line with the Company’s plans to enter new markets for steam coal.

•                  In January 2008, Mechel announced its victory in Russian Railway’s (RZhD OAO) tender for sale of port Temryuk production complex. The acquired property complex is located in the immediate proximity to Temryuk-Sotra seaport, which is already owned by Mechel. The operations of the complex are supported by the same railway branch owned by Temryuk-Sotra, which creates an opportunity to join the two facilities into a high capacity port transshipment complex.

•                  In February 2008, the contract for designing and constructing the railway spur track to connect Ulak railroad station of the Baikal-Amur Mainline with the Elga coal deposit (Yakutia) was signed by Mechel and Transstroy Engineering Corporation, a subsidiary of Transstroy Design and Construction Company. Construction of the railroad is the first stage of the development of the Elga deposit.

•                  In February 2008, Mechel signed an agreement on a long–term, partnership with RZhD OAO. Mechel will provide RZhD OAO with rolled products for transportation purposes, which will be manufactured at Mechel’s subsidiaries. Under the agreement, from 2008 until 2010, Mechel will construct a modern rail and structural steel mill at Chelyabinsk Metallurgical Plant with the annual capacity of over 1.0 million tonnes of product. Rail manufacturing volume for RZhD OAO could be up to 400 thousand tonnes annually.

•                  In April 2008, Mechel announced its purchase of 100% stake in Ductil Steel of Romania. The purchase is in line with the further strategic development of Mechel’s steel segment, and is also aimed at maintaining Mechel’s position in the Romanian rolled and wire product markets. Ductil Steel has the following production facilities: Ductil Steel Buzau plant (Buzau, Romania), which produces carbon and low alloyed steel rolled and wire products, and Otelu Rosu plant (Otelu Rosu, Romania), which produces steel and billets for rolling.

•                  In April 2008, Mechel announced that all conditions of the Offer made by Mechel for the entire issued and to be issued share capital of Oriel Resources plc have been satisfied or waived and that, accordingly, the Offer is declared unconditional in all respects.

•                  In May 2008, Mechel announced that its Bratsk Ferroalloy Plant OOO subsidiary has won the tender to acquire the rights to utilize the subsoil plot on the Uvatsk deposit of quartzite and quartz sandstones. This acquisition is in line with the development of the ferroalloy division of Mechel’s business and implementation of Mechel’s strategic objective to increase its base of mineral resources. Following the commencement of the Uvatsk deposit development, the company will completely cover Bratsk Ferroalloy Plant’s need for high quality quartzite ore.

Igor Zyuzin concluded: “Our results for 2007 demonstrate the advantages of Mechel’s business-model, which utilizes balancing of mining and steel assets.  We plan to continue our strategy to grow our business through both organic growth and acquisitions, increasing shareholder’s value.  To support the growth of our coal production, we plan to actively develop our logistic capacities such as we have done through the acquisition of Port Temryuk, allowing us to be more flexible in our sales and reach more attractive customers.  We will also continue to strengthen our position in the ferroalloy market, building upon the acquisition of Bratsk Ferroalloy Plant in 2007, producing ferrosilicon, with the pending acquisition of Oriel Resources, producing ferrochrome. The ferroalloy market is a significant opportunity for Mechel, especially given that Mechel is currently the largest producer of specialty steel, utilizing ferrochrome and ferronickel. On acquiring the rights to utilize the subsoil plot on the Uvatsk deposit of quartzite, currently, each of Mechel’s ferroalloy subsidiaries has their own raw material bases. This enables Mechel to decrease its dependence on market fluctuations, provides Mechel with additional competitive advantages, and strengthens its market positions as a whole. In summary, our efforts to modernize existing capacities as well as increasing output, supported by current market trends, allow us to have a positive outlook for the future of our company.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 2007 full year amounted to $834. million, of which $516 million was invested in the mining segment, $310 million in the steel segment and $7 million in the power segment.

For the 2007 full year, Mechel spent $2,565 million on acquisitions, including281 million (excluding monetary resources acquired) on Southern Kuzbass Power Plant OAO acquisition; $78 million (excluding monetary resources acquired) on Kuzbass Power Sales Company OAO acquisition; $187 million on Bratsk Ferroalloy Plant OOO acquisition; $6 million on Temryuk-Sotra seaport acquisition; $1.9 billion on acquisition of 75% less one share of Yakutugol OJSHC and 68.86% of the shares of Elgaugol OAO; $$73.5 million on acquisition of 49% of the shares of Toplofikatsia Rousse JSC as well as $2.4 million spent on acquisition of minority interest in other subsidiaries.

As of December 31, 2007 total debt was at $3.5 billion. Cash and cash equivalents amounted to $236.7 million at the end of the year 2007 and net debt amounted to $3.2. billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 9:00 a.m. New York time (2:00 p.m. London time, 5:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Alexander Tolkach

Head of International Relations  & Investor Relations

Mechel OAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2007 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	2007	2006
Net income	913,050	603,249

Add:
Depreciation, depletion and amortization	290,316	196,227
Interest expense	98,976	38,183
Income taxes	356,320	230,599
Consolidated EBITDA	1,658,661	1,068,258

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	2007	2006
Revenue, net	6,683,842	4,397,811
EBITDA	1,658,661	1,068,258
EBITDA margin	24.8%	24.3%

OAO Mechel
Consolidated Balance Sheets

(in thousands of U.S. dollars, except share	December 31	December 31	Change 31.12.2007 - 31.12.2006
amounts)	2007	2006	th USD	%
ASSETS
Cash and cash equivalents	236 779	$172 614	64 165	37%
Accounts receivable, net of allowance for doubtful accounts	341 756	191 172	150 584	79%
Due from related parties	4 988	545	4 443	815%
Inventories	993 668	653 079	340 589	52%
Deferred cost of inventory in transit	13 190	14 125	(935)	-7%
Current assets of discontinued operations	—	9	(9)	-100%
Deferred income taxes	12 331	7 922	4 409	56%
Trading securities	—	270 964	(270 964)	-100%
Prepayments and other current assets	633 993	332 946	301 047	90%
Total current assets	2 236 705	1 643 376	593 329	36%

Long-term investments in related parties	92 571	429 206	(336 635)	-78%
Other long-term investments	58 595	44 392	14 203	32%
Non-current assets of discontinued operations	—	108	(108)	-100%
Intangible assets	7 408	4 746	2 662	56%
Property, plant and equipment, net	3 701 762	2 012 828	1 688 934	84%
Mineral reserves, net	2 131 483	269 851	1 861 632	690%
Deferred income taxes	16 755	6 983	9 772	140%
Goodwill	914 446	45 914	868 532	1892%
Other non-current assets	67 918	—	67 918	100%
Total assets	9 227 643	$4 457 404	4 770 239	107%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	1 135 104	$166 517	968 587	582%
Accounts payable and accrued expenses:
Advances received	147 739	96 623	51 116	53%
Accrued expenses and other current liabilities	144 083	84 632	59 451	70%
Taxes and social charges payable	123 794	149 589	(25 795)	-17%
Unrecognized income tax benefits	79 211	—	79 211	100%
Trade payable to vendors of goods and services	222 753	183 485	39 268	21%
Due to related parties	3 596	2 353	1 243	53%
Current liabilities of discontinued operations	—	508	(508)	-100%
Deferred income taxes	33 056	58 820	(25 764)	-44%
Asset retirement obligation	5 366	3 444	1 922	56%
Deferred revenue	20 949	7 183	13 766	192%
Pension obligations	63 706	11 045	52 661	477%
Dividends payable
Finance lease liabilities	11 708	6 066	5 642	93%
Total current liabilities	1 991 065	770 265	1 220 800	158%

Restructured taxes and social charges payable, net of current portion	—	1 230	(1 230)	-100%
Long-term debt, net of current portion	2 321 922	322 604	1 999 318	620%
Deferred income taxes	701 318	136 154	565 164	415%
Pension obligations	266 660	59 170	207 490	351%
Asset retirement obligation	65 928	88 914	(22 986)	-26%
Other long-term liabilities	1 917	—	1 917	100%
Finance lease liabilities	73 377	51 068	22 309	44%
Commitments and contingencies	—	—	—
Minority interests	300 523	163 036	137 487	84%

SHAREHOLDERS’ EQUITY
Common shares	133 507	133 507	—	0%
Treasury shares, at cost	—	—	—	0%
Additional paid-in capital	415 070	412 327	2 743	1%
Other comprehensive income	305 467	188 218	117 249	62%
Retained earnings	2 650 889	2 130 911	519 978	24%
Total shareholders’ equity	3 504 933	2 864 963	639 970	22%
Total liabilities and shareholders’ equity	9 227 643	$4 457 404	4 770 239	107%

OAO Mechel
Consolidated Income Statements

(in thousands of U.S. dollars, except share and per share	Year ended December 31,
amounts)	2007	2006	2005
Revenue, net (including related party amounts of $110,056, $66,998 and $65,431 during 2007, 2006 and 2005, respectively)	6 683 842	4 397 811	3 804 995
Cost of goods sold (including related party amounts of $157,427, $142,959 and $73,829 during 2007, 2006 and 2005, respectively)	(4 166 864)	(2 860 224)	(2 469 134)
Gross profit	2 516 978	1 537 587	1 335 861

Selling, distribution and operating expenses:

Selling and distribution expenses	(621 811)	(418 901)	(450 238)
Taxes other than income tax	(83 994)	(82 140)	(90 683)
Accretion expenses	(3 101)	(7 433)	(3 248)
Loss on write-off of property, plant and equipment	—	(2 418)	(12 667)
Provision for doubtful accounts	(1 411)	(2 722)	(3 569)
General, administrative and other operating expenses	(409 068)	(289 975)	(259 728)
Total selling, distribution and operating expenses	(1 119 385)	(811 888)	(820 133)
Operating income	1 397 593	725 698	515 728

Other income and (expense):
Income (loss) from equity investees	8	(9 858)	12 426
Interest income	12 278	8 314	10 049
Interest expense	(98 976)	(38 183)	(40 829)
Loss (gain) on revaluation of trading securities	—	50 688	—
Other income, net	19 844	69 401	65 920
Foreign exchange gain/ (loss)	54 700	58 773	(37 435)
Total other income and (expense), net	(12 146)	139 135	10 131
Income before income tax, minority interest, discontinued operations and extraordinary gain	1 385 447	864 833	525 859

Income tax expense	(356 320)	(230 599)	(136 643)
Minority interest in income of subsidiaries	(116 234)	(31 528)	(6 879)
Income from continuing operations	912 893	602 706	382 337
Income (loss) from discontinued operations, net of tax	158	543	(1 157)
Net income	913 051	603 249	381 180
Currency translation adjustment	136 673	148 920	-53 822
Change in pension benefit obligation	(14 365)	(9 282)	—
Adjustment of available-for-sale securities	(5 059)	11 203	2 181
Additional minimum pension liability	—	(4 669)	—
Comprehensive income	1 030 300	749 421	329 539

Basic and diluted earnings per share:
Earnings per share from continuing operations	2,19	1,48	0,95
Income (loss) per share effect of discontinued operations	0,00	0,00	0,00
Net income per share	2.19	1.48	0.95

Weighted average number of common shares outstanding	416 270 745	408 979 356	403 118 680

Consolidated Statements of Cash Flows

	12 Mec.	12 Mec.
(in thousands of U.S. dollars)	2 007	2 006
Cash Flows from Operating Activities
Net income	$913 050	603 249

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	250 333	177 303
Depletion and amortization	39 982	18 924
Foreign exchange (gain) loss	(54 700)	(58 773)
Deferred income taxes	(18 320)	22 299
(Recovery of) provision for doubtful accounts	1 411	2 722
Inventory write-down	1 228	525
Accretion expense	3 101	7 433
Loss on write-off of property,plant and equipment	—	2 418
Minority interest	116 234	31 528
Revaluation of trading securities to fair value	—	(50 688)

(Income) loss from equity investments	(8)	17 426
Non-cash interest on long-term tax and pension liabilities	6 942	6 173
Loss (gain) on sale of property, plant and equipment	10 581	1 320
(Gain) loss on sale of long-term investments	13 426	5 047
Gain on disposed asset retirement obligations in the current period	(14 430)	(2 112)
Loss from discontinued operations	(158)	(543)

Gain on accounts payable with expired legal term	(12 158)	(843)
Gain on forgiveness of fines and penalties	(8 311)	(69 767)
Stock-based compensation expense	—	260
Amortization of capitalized costs on bonds issue	—	673
Pension service cost and amortization of prior year service cost	2 681	3 510
Provision for short-term investment	4 124	—
Net change before changes in working capital	1 255 008	718 084

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities	257 185	—
Accounts receivable	(118 101)	(9 004)
Inventories	(254 342)	(159 103)
Trade payable to vendors of goods and services	(19 909)	(47 940)
Advances received	(56 697)	35 128
Accrued taxes and other liabilities	(67 155)	24 715
Settlements with related parties	(3 237)	3 430

Current assets and liabilities of discontinued operations	(234)	(187)
Deferred revenue and cost of inventory in transit, net	13 373	(12 316)
Other current assets	(76 573)	2 116
Prepayments to non-state pension funds	(38 981)	—
Effect of FIN48 on current tax	(13 582)	—
Dividends received	4 622	—
Net cash provided by operating activities	881 377	554 923

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	—	(2 153)
Acquisition of Moscow Coke and Gas Plant	(4 181)	(156 474)
Investment in Yakutugol	(1 580 004)	—
Acquisition of Elgaugol	(345 861)	—
Acquisition of SKPP	(280 853)
Acquisition of BFP	(186 665)
Acquisition of KPSC	(78 304)
Acquisition of Transkol	(7 165)
Acquisition of Temryuk-Sotra	(6 108)
Acquisition of minority interest in subsidiaries	(2 378)	(4 016)

Purchases of investments in affiliates	(73 539)
Investments in other marketable securities	(3 289)	(2 016)
Proceeds from disposal of discontinued operations
Proceeds from disposal of non-marketable securities	—	6 507
Short-term loans issued	(4 151)
Repayments od short-term loans issued	18 709	—
Proceeds from disposals of property, plant and equipment	456	3 456
Purchases of property, plant and equipment	(830 024)	(391 460)
Purchase of mineral licenses	(3 517)	(6 382)
Net cash provided from (used in) investing activities	(3 386 874)	(552 538)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	4 047 426	883 307
Repayment of short-term borrowings	(3 156 410)	(1 116 762)
Dividends paid	(317 895)	(189 583)
Purchase of treasury stock	—	(36 449)
Proceeds from disposal of treasury stock	—	1 248
Proceeds from long-term debt	2 004 780	415 345
Loans and notes (issued) to/received from related parties	—
Repayment of obligations under finance lease	(21 434)	(9 048)
Repayment of long-term debt	(6 586)	(110 840)
Net cash provided by financing activities	2 549 881	162 782

Effect of exchange rate changes on cash and cash equivalents	19 781	21 236

Net increase (decrease) in cash and cash equivalents	64 165	(139 161)

Cash and cash equivalents at beginning of year	172 614	311 775

Cash and cash equivalents at end of year	$236 779	172 614

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: May 29, 2008